

06004681    **MISSION**

Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

OMB APPROVAL

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SEC FILE NUMBER

8- 42751

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                              MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAPITAL TECHNOLOGY, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 TORY HILL LANE

(No. and Street)

| ROWAYTON | CONNECTICUT | 06853 |
|---|---|---|
| (City) | (State) | (Zip Code) |

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID SIEVER                                             203.853.0220

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE PROFESSIONAL ASSOCIATES, P.C.

(Name – *if individual, state last, first, middle name*)

| 84 WEST PARK PLACE | STAMFORD | CT | 06901 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# CAPITAL TECHNOLOGY, INC.

**Financial Statements
and Supplemental Information**

**Year Ended December 31, 2005**



## TABLE OF CONTENTS

# OATH OR AFFIRMATION

I, __DAVID SIEVER__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__CAPITAL TECHNOLOGY , INC.__ , as
of __DECEMBER 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

LISA M. NUNZIANTE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2008

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**The Professional Associates, P.C.**
Certified Public Accountants and Consultants

James F. Beardsley, CPA
Clement J. Pascarella, CPA
Robert R. Pascarella, CPA
Edmund Pilla, Retired

## INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Capital Technology, Inc.
Rowayton, Connecticut

We have audited the accompanying balance sheet of Capital Technology, Inc. (a Delaware corporation) as of December 31, 2005, and the related statements of operations, changes in stockholder's deficit, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Technology, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital on Page 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*The Professional Associates, P.C.*

February 24, 2006

84 West Park Place, Stamford, CT 06901, Phone (203) 325-9771, Fax (203) 323-6266

# CAPITAL TECHNOLOGY, INC.

## Balance Sheet

## December 31, 2005

### ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 9,185 |
| **TOTAL ASSETS** | $ | 9,185 |

### LIABILITIES AND STOCKHOLDER'S DEFICIT

**CURRENT LIABILITIES**

| | | |
|---|---|---|
| Due to shareholder | $ | 738 |
| TOTAL CURRENT LIABILITIES | | 738 |
| **SUBORDINATED STOCKHOLDER LOAN** | | 9,252 |
| **TOTAL LIABILITIES** | | 9,990 |

**STOCKHOLDER'S DEFICIT**

| | | |
|---|---|---|
| Common stock, without par value, $1 stated value | | |
| 30,000 shares authorized, 21,000 shares issued and outstanding | | 21,000 |
| Accumulated deficit | | (21,805) |
| TOTAL STOCKHOLDER'S DEFICIT | | (805) |
| **TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT** | $ | 9,185 |

THE PROFESSIONAL ASSOCIATES, P.C., CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

# CAPITAL TECHNOLOGY, INC.

## Statement of Operations

### Year Ended December 31, 2005

| | | |
|---|---|---:|
| **REVENUES** | | |
| Retainer fees | $ | 49,490 |
| Interest income | | 253 |
| TOTAL REVENUES | | 49,743 |
| | | |
| **EXPENSES** | | |
| Salaries and wages | | 33,380 |
| General and administrative expenses | | 14,840 |
| TOTAL EXPENSES | | 48,220 |
| | | |
| **NET INCOME** | $ | 1,523 |

THE PROFESSIONAL ASSOCIATES, P.C., CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

# CAPITAL TECHNOLOGY, INC.

## Statement of Changes in Stockholder's Deficit

### Year Ended December 31, 2005

|  | Common Stock | Accumulated Deficit | Total Stockholder's Deficit |
|---|---|---|---|
| **BALANCE - JANUARY 1, 2005** | $ 21,000 | $ (23,328) | $ (2,328) |
| Net income | - | 1,523 | 1,523 |
| **BALANCE - DECEMBER 31, 2005** | $ 21,000 | $ (21,805) | $ (805) |

*See accompanying notes.*

6

# CAPITAL TECHNOLOGY, INC.

## Statement of Changes in Liabilities
## Subordinated to Claims of Creditors

## Year Ended December 31, 2005

| | |
|---|---|
| BALANCE - JANUARY 1, 2005 | $ 9,252 |
| BALANCE - DECEMBER 31, 2005 | $ 9,252 |

# CAPITAL TECHNOLOGY, INC.

## Statement of Cash Flows

## Year Ended December 31, 2005

| | |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 1,523 |
| Adjustments to reconcile net income to | |
| net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Decrease in due to stockholder | (1,088) |
| Decrease in accounts payable | (139) |
| Total adjustments | (1,227) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 296 |
| | |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 296 |
| | |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 8,889 |
| | |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 9,185 |

*See accompanying notes.*

8

---

**Note A -**   **The Company**

Capital Technology, Inc. (the "Company") was incorporated in the State of Delaware on May 18, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and specializes in placements of equity and subordinated debt related to independent power projects. The Company also provides fee-based financial advisory services. The Company's application for membership in the National Association of Securities Dealers, Inc. ("NASD") was accepted on October 15, 1990.

**Note B -**   **Summary of Significant Accounting Policies**

1.   *Method of Accounting*

Income and expenses are recorded on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The accrual method of accounting recognizes income when earned rather than received and expenses when incurred rather than when paid.

2.   *Revenue Recognition*

Fee income which is contingent upon future events is not recognized until all such future events have occurred and the amount of fees to be received can be determined.

3.   *Money Market Funds*

Money market funds consist of shares held in a single financial institution, and are stated at market value. The Company considers the money market fund to be a cash equivalent except for computing net capital, where a 2% haircut is taken.

4.   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

5.   *Cash and cash equivalents*

All investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

**Note C -  Income Taxes**

The Company is treated as an S Corporation under the Internal Revenue Code. Accordingly, the Company is not subject to federal income taxes and therefore no provision for federal income taxes is reflected in the accompanying income statement.

Beginning January 1, 2001 S Corporations are no longer subject to income taxes on resident stockholders in the State of Connecticut. Therefore, the accompanying income statement does not reflect a provision for state income taxes.

**Note D -  Related Party Transactions**

1. *Subordinated Stockholder Loan*

   Subordinated stockholder loan, consists of a note which bears interest at 10% and will mature in the year 2009. The NASD has reviewed the terms of the agreement and determined that the borrowing may be used in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

2. *Other Transactions*

   Advances from the Stockholder are short-term and non-interest bearing, and totaled $913 at December 31, 2005.

   Effective January 1, 1991, the Company entered into an agreement (the "Services Agreement") with CT Services Company ("CT Services"), a company owned by the Stockholder, whereby CT Services will provide certain operational and administrative services to the Company. Fees paid to CT Services are based on services provided the Company. Under the services agreement, no fees are required to be paid, if such amount would affect the ability of the Company to meet its net capital requirements under the Securities and Exchange Commission's Rule 15c3-1. The Company paid $2,712 in fees to CT Services in 2005.

**Note E -  Concentration of Credit Risk**

The Company only services a limited number of clients in any one accounting period. Two clients accounted for 100% of the fees earned in 2005.

**Note F -  Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2005.

**Note G -**   **Exemption from Rule 15c3-3**

The Company is exempt from certain provisions of Rule 15c3-3 of the SEC since it carries no customer accounts and does not otherwise hold funds or securities of customers.

# SUPPLEMENTAL INFORMATION

# CAPITAL TECHNOLOGY, INC.

## Computation of Net Capital

## December 31, 2005

| | | |
|---|---|---|
| **TOTAL STOCKHOLDER'S DEFICIT** | $ | (805) |
| **ADDITIONS** | | |
| Subordinated stockholder loans | | 9,252 |
| **DEDUCTIONS** | | |
| Haircuts on securities | | (178) |
| **NET CAPITAL** | $ | 8,269 |
| **NET CAPITAL REQUIREMENT** | | 5,000 |
| **EXCESS NET CAPITAL** | $ | 3,269 |
| **AGGREGATE INDEBTEDNESS** | $ | 9,990 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 1.21 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

(Included in Part II A of Form X-17a-5 as of December 31, 2005)

| | | |
|---|---|---|
| Net Capital recorded in Company's Part II A (Unaudited) Focus Report | $ | 8,269 |

*See accompanying notes.*

THE PROFESSIONAL ASSOCIATES, P.C., CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

# The Professional Associates, P.C.
### Certified Public Accountants and Consultants

James F. Beardsley, CPA
Clement J. Pascarella, CPA
Robert R. Pascarella, CPA
Edmund Pilla, Retired

To the Stockholder
Capital Technology, Inc.
Rowayton, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Capital Technology, Inc. (a Delaware corporation) for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Capital Technology, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

13

To the Stockholder
Capital Technology, Inc.
Page Two

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

*The Professional Associates, P.C.*

February 24, 2006

14